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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------


                                 SCHEDULE 13D
                  under the Securities Exchange Act of 1934 *

                           ------------------------


                            SYNAPTIC PHARMACEUTICAL
                                  CORPORATION
                               (Name of Issuer)

                           ------------------------


                    Common Stock, par value $0.01 per share

                        (Title of Class of Securities)

                           ------------------------


                                   87156R109

                                (CUSIP Number)

                           ------------------------


                                H. Lundbeck A/S
                                 9 Ottiliavej
                           DK-2500 Valby, Copenhagen
                                    Denmark
                                +45 36 30 13 11

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           ------------------------


                                  Copies to:

                             Faiza J. Saeed, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                               November 21, 2002

            (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.


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                                                                             2


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).



                        (Continued on following pages)



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                                                                             3


 CUSIP No. 87156R109

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        H. Lundbeck A/S
        Not Applicable
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

        Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        DENMARK
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          6,429,923 shares of Common Stock
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     6,429,923 shares of Common Stock
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     36.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     CO



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                                                                             4


Item 1.   Security and Issuer.

          This Schedule 13D relates to common stock, par value $0.01 per share (the "Common Stock"), Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), and Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock" and, together with the Series B Preferred Stock, the "Preferred Stock"), of Synaptic Pharmaceutical Corporation, a Delaware corporation ("Synaptic"). The Common Stock is quoted on the Nasdaq Stock Market under the trading symbol SNAP. The principal executive offices of Synaptic are located at 215 College Road, Paramus, New Jersey 07652.

Item 2.   Identity and Background.

          This Schedule 13D is being filed by H. Lundbeck A/S ("Lundbeck"), a Danish corporation. The address and principal place of business of Lundbeck is 9 Ottiliavej, DK-2500 Valby, Copenhagen, Denmark. Lundbeck is a Denmark-based international pharmaceutical company.

          The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Lundbeck are set forth in Exhibit A hereto and are incorporated herein by reference.

          During the last five years, neither Lundbeck, nor to the knowledge of Lundbeck, any of the individuals listed in Exhibit A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

        See Item 4, Item 5 and Item 6.

Item 4.   Purpose of Transaction.


MERGER AGREEMENT

          On November 21, 2002, Lundbeck entered into an Agreement and Plan of Merger (the "Merger Agreement") with Viking Sub Corporation ("Merger Sub") and Synaptic. Pursuant to the Merger Agreement, Merger Sub will merge with and into Synaptic (the "Merger") and Synaptic will survive the Merger as a wholly-owned subsidiary of Lundbeck (the "Surviving Corporation"). Pursuant to the terms of the Merger Agreement, each share of Common Stock will be converted into the right to receive $6.50 in cash, without interest, each share of Series B Preferred Stock will be converted into the right to receive $1,499.15 in cash, without interest, and each share of Series C Preferred Stock will be converted into the right to receive $1,088.54 in cash, without interest. The Merger is contingent on approval by Synaptic's stockholders, regulatory approvals and other customary closing conditions. Lundbeck expects to fund the merger consideration through a combination of available cash and existing credit facilities.


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                                                                             5


          As a condition to Lundbeck's willingness to enter into the Merger Agreement, one of Synaptic's stockholders entered into a voting agreement described below.

VOTING AGREEMENT

          In connection with entering into the Merger Agreement, Lundbeck entered into a Stockholder Agreement with Warburg Pincus Private Equity VIII, L.P. ("Warburg Pincus") dated as of November 21, 2002 (the "Stockholder Agreement"). Pursuant to the terms of the Stockholder Agreement, Warburg Pincus (i) agreed to revoke any previous proxies for voting its shares of Synaptic; (ii) agreed to vote all of its 9,398 shares of Series B Preferred Stock and 25,452 shares of Series C Preferred Stock in favor of the adoption of the Merger Agreement and against any (A) any takeover proposal, (B) amendment of Synaptic's certificate of incorporation, bylaws or shareholder rights plan or (C) action or transaction that could reasonably be expected to prevent or materially impede or delay the consummation of the Merger; and
(iii) granted Lundbeck an irrevocable proxy to vote its shares of Synaptic in accordance with the terms of the Stockholder Agreement. The Stockholder Agreement terminates upon the earlier of (a) the effective time of the Merger and (b) the termination of the Merger Agreement in accordance with its terms.

          Warburg Pincus has further agreed, in its capacity as a Synaptic stockholder, that, prior to the effective time, it will not directly or indirectly (including through representatives of Warburg Pincus) (i) solicit, initiate or encourage or knowingly take any other action to facilitate any takeover proposal or other proposal that could materially impede or delay the Merger; (ii) enter into any agreement with respect to any takeover proposal or other proposal that could materially impede or delay the Merger; or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person (other than Lundbeck and any of its affiliates and representatives) any information with respect to, or take any other action to facilitate any inquiry or the making of any proposal that constitutes, or that could reasonably be expected to lead to, any takeover proposal or other proposal that could materially impede or delay the Merger.


PLANS OR PROPOSALS

          The certificate of incorporation of Surviving Corporation will be amended as set forth in Exhibit A to the Merger Agreement. The bylaws of Merger Sub, as in effect immediately prior to the effective time, will be the bylaws of the Surviving Corporation. The officers and directors of Merger Sub immediately prior to the effective time will be the officers and directors of the Surviving Corporation upon the consummation of the Merger.

          Shares of Synaptic common stock will be delisted from the Nasdaq in connection with the Merger.

          Other than as described in this Schedule 13D, neither Lundbeck nor the individuals identified in Exhibit A attached hereto presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


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                                                                             6


          All references to and descriptions of the Merger Agreement and the Stockholder Agreement are qualified in their entirety by references to copies of the Merger Agreement and the Stockholder Agreement, which are incorporated into this Schedule 13D by reference.

Item 5.   Interest in Securities of the Issuer.

          (a) Lundbeck is deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) 9,398 shares, or approximately 85.0%, of outstanding Series B Preferred Stock, and 25,452 shares, or approximately 85.0%, of outstanding Series C Preferred Stock. Because the Preferred Stock deemed beneficially owned by Lundbeck is convertible into 6,429,923, shares of Common Stock, Lundbeck is also deemed to beneficially own 6,429,923 shares, or approximately 36.9%, of outstanding Common Stock (based on 10,977,790 shares of Common Stock outstanding as of November 1, 2002 pursuant to information from Synaptic's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, file no. 0-27324).

          (b) Lundbeck, together with Warburg Pincus, has (i) the shared power to vote or to direct the vote and (ii) the shared power to dispose or direct the disposition of the Common Stock and the Preferred Stock reported as beneficially owned by Lundbeck in Item 5(a) hereof.

          (c) Except as described in this Schedule 13D, Lundbeck has effected no other transactions in the Common Stock or the Preferred Stock during the past sixty days.

          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock and the Preferred Stock deemed beneficially owned by Lundbeck.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as set forth in this Schedule 13D, to the best knowledge of Lundbeck, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed in Exhibit A hereto and between such persons and any person with respect to any securities of Synaptic.

Item 7.   Material to Be Filed as Exhibits.

Exhibit  Description

A Certain information regarding the directors and executive officers of Lundbeck.

B Stockholder Agreement between H. Lundbeck A/S and Warburg Pincus Private Equity VIII, L.P. dated as of November 21, 2002 (incorporated by reference from the Schedule 13D/A filed by Warburg Pincus Private


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                                                                             7


Equity         VIII, L.P., Warburg Pincus LLC and Warburg Pincus & Co. on
November       22, 2002, file no. 005-45417).

C Agreement and Plan of Merger among H. Lundbeck A/S, Viking Sub Corporation and Synaptic Pharmaceutical Corporation dated as of November 21, 2002 (incorporated by reference from Synaptic's Current Report on Form 8-K dated November 21, 2002, file no. 000-27324).

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 27, 2002




                                         by  /s/ Erik Sprunk-Jansen
                                           ---------------------------
                                           Name:  Erik Sprunk-Jansen
                                           Title: President and Chief Executive
                                                  Officer of Lundbeck

                                   EXHIBIT A

Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Lundbeck. The name of each person who is a director of Lundbeck is marked with an asterisk. The business address of each person listed below is 9 Ottiliavej, DK-2500 Valby, Copenhagen, Denmark. As of the date of this filing, none of the directors or executive officers listed below individually held any options or shares of Synaptic securities.




Name and Business Address           Principal Occupation or Employment                 Citizenship
-------------------------           ----------------------------------                 -----------

ERIK SPRUNK-JANSEN                  President and Chief Executive Officer of           Denmark
                                    Lundbeck

CLAUS BRAESTRUP                     Executive Vice President, Research and             Denmark
                                    Development of Lundbeck

LARS BANG                           Senior Vice President, Commercial                  Denmark
                                    Operations, Europe and Overseas of
                                    Lundbeck

HARALD CONRADI-LARSEN               Senior Vice President, Human Resource              Norway
                                    Management of Lundbeck

STIG LOKKE PEDERSEN                 Senior Vice President, Corporate Affairs and       Denmark
                                    Commercial Operations, America and Asia of
                                    Lundbeck

HANS HENRIK MUNCH-                  Senior Vice President, Corporate Finance and       Denmark
JENSEN                              Communication of Lundbeck

OLE MOESTRUP                        Senior Vice President, Strategic Marketing of      Denmark
                                    Lundbeck

MORTEN KOLD MIKKELSEN               Senior Vice President, Supply Operations and       Denmark
                                    Engineering of Lundbeck

ARNE V. JENSEN*                     Chairman                                           Denmark

OLE STEEN ANDERSEN                  Executive Vice President, Chief Financial          Denmark
                                    Officer of Danfoss

LARS BRUHN*                         President and Chief Executive Officer of           Denmark
                                    Bruhn Group

PETER KURSTEIN*                     Executive Vice President of Radiometer             Denmark
                                    Medical

SVEN DYRLOV MADSEN*                 Director                                           Denmark

OLE VAHLGREN                        Vice President, U.S. Operations of Lundbeck,       Denmark
                                    Inc.

FLEMMING LINDELOV*                  Chief Executive Officer of Royal Scandinavia       Denmark

JAN GOTTLIEBSEN*                    Teamleader Liquid & Sterile Production of          Denmark
                                    Lundbeck

BIRGIT BUNDGAARD                    Head of Department, Quality Sterile                Denmark
ROSENMEIER*                         Production of Lundbeck

TORBEN SKARSFELDT*                  Head of Department, Corporate Licensing of         Denmark
                                    Lundbeck